Exhibit M(1)

CLASS A SHARES DISTRIBUTION PLAN OF

LEGG MASON INVESTMENT TRUST

ON BEHALF OF

LEGG MASON CAPITAL MANAGEMENT OPPORTUNITY TRUST

WHEREAS, Legg Mason Investment Trust (the “Trust”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), and has offered, and intends to continue offering, for public sale shares of beneficial interest of its series known as Legg Mason Capital Management Opportunity Trust (the “Fund”);

WHEREAS, the Trust has registered the offering of its shares of beneficial interest under a Registration Statement filed with the Securities and Exchange Commission and that Registration Statement is in effect as of the date hereof;

WHEREAS, the Trust desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund’s Class A shares (the “Class”), and the Board of Trustees (the “Board”) has determined that there is a reasonable likelihood that adoption of the Distribution Plan will benefit the Fund and shareholders of the Class;

WHEREAS, the Trust has employed Legg Mason Investor Services, LLC (“LMIS”) as principal underwriter of the shares of the Trust;

NOW, THEREFORE, the Trust hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1. A. The Fund shall pay to LMIS, as compensation for ongoing services provided to the investors in Class A shares of the Fund, a service fee at the rate not to exceed 0.25% on an annualized basis of the average daily net assets attributable to Class A shares of the Fund, such fees to be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

B. The Fund may pay a service fee to LMIS at a lesser rate than the fees specified in paragraph 1.A of this Plan as approved in the manner specified in paragraph 3 of this Plan. Amounts payable hereunder are payable without regard to the aggregate amount that may be paid over the years, provided that, so long as the limitations set forth in Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2830 or any other applicable law or regulation remain in effect and apply to distributors or dealers in the Trust’s shares or to the Trust itself, the amounts paid hereunder shall not exceed those limitations, including permissible interest.

2. As principal underwriter of the Trust’s shares, LMIS may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the shares of the Fund and/or the servicing and maintenance of shareholder accounts, including, but not limited to, compensation to employees of LMIS; compensation to LMIS, other broker-dealers and other entities that engage in or support the distribution of shares or who service shareholder accounts or provide sub-accounting and recordkeeping services; expenses of LMIS and such other broker-dealers and other entities, including overhead and telephone and other communication expenses; the printing of prospectuses, statements of additional information, and reports for other than existing shareholders; and preparation and distribution of sales literature and advertising materials.

3. This Plan shall take effect as of April 30, 2012, and shall continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually together with any related agreements, by votes of a majority of both (a) the Board and (b) those trustees who are not “interested persons” of the Trust, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the trustees who approve the Plan taking effect have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

4. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. LMIS shall submit only information regarding amounts expended for “service activities,” as defined in this paragraph 4, to the Board in support of the service fee payable hereunder.

For purposes of this Plan, “service activities” shall mean activities covered by the definition of “service fee” contained in FINRA Conduct Rule 2830, including the provision by LMIS of personal, continuing services to investors in the Trust’s shares. Overhead and other expenses of LMIS related to its “service activities,” including telephone and other communications expenses, may be included in the information regarding amounts expended for such service activities.

5. This Plan may be terminated with respect to the Class at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding shares of the Class.

6. After the issuance of Class A shares of the Fund, this Plan may not be amended to increase materially the amount of service fees provided for in paragraph 1.A. hereof unless such amendment is approved by a vote of at least a majority of the outstanding shares of the Class and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided for continuing approval in paragraph 3 hereof.

7. While this Plan is in effect, the selection and nomination of trustees who are not interested persons of the Trust, as defined in the 1940 Act, shall be committed to the discretion of trustees who are themselves not interested persons.

8. The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

9. As used in this Plan, the term “majority of the outstanding shares of the Class” means the affirmative vote, at a duly called and held meeting of the Fund’s Class A shareholders, (i) of the holders of 67% or more of the Class A shares present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class A shares entitled to vote at such meeting are present in person or by proxy, or (ii) of the holders of more than 50% of the outstanding Class A shares entitled to vote at such meeting, whichever is less.

IN WITNESS WHEREOF, the Trust has executed this Distribution Plan as of the day and year set forth below:

DATED: April 30, 2012

Attest:		LEGG MASON INVESTMENT TRUST

By:	/s/ Richard M. Wachterman	By:	/s/ R. Jay Gerken
	Richard M. Wachterman		R. Jay Gerken
	Assistant Secretary		President

Agreed and assented to by

LEGG MASON INVESTOR SERVICES, LLC

By:	/s/ Vicki R. Schmelzer
Vicki R. Schmelzer
Assistant Secretary